UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                                  ASTRALIS LTD.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                     046352
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                                 (CUSIP Number)

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       DONALD NICHOLSON                             KATHRYN A. CAMPBELL, ESQ.
        SKYEPHARMA PLC                               SULLIVAN & CROMWELL LLP
        105 PICCADILLY                                   1 NEW FETTER LANE
   LONDON W1J 7NJ, ENGLAND                           LONDON EC4A 1AN, ENGLAND
       +44 20 7491 1777                                  +44 20 7959 8900
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 20, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) 13d-1(g), check the following box [__]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     (Entities Only)

     SkyePharma PLC/330387911
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2.   Check the Appropriate Box if a Member of a Group          (a)  [   ]
     (See Instructions)                                        (b)  [ X ]
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3.   SEC Use Only

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4.   SOURCE OF FUNDS (See Instructions)
     WC
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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                              [   ]
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6.   Citizenship or Place of Organization
     England and Wales
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                            7.     Sole Voting Power
                                   0
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         NUMBER OF          8.     Shared Voting Power
          SHARES                   25,220,000
    BENEFICIALLY OWNED     --------------------------------------------------
     BY EACH REPORTING      9.     Sole Dispositive Power
        PERSON WITH                25,220,000
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                            10.    Shared Dispositive Power
                                   0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         25,220,000
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12.      Check if the Aggregate Amount In Row (11) Excludes Certain Shares
         (See Instructions)                                             [ X ]
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13.      Percent of Class Represented by Amount in Row (11)
         35.7%
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14.      Type of Reporting Person (See Instructions)
         CO
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


         SkyePharma PLC, a company incorporated under the laws of England and Wales ("SkyePharma"), hereby amends and supplements its Statement on Schedule 13D, as heretofore amended and supplemented with respect to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Astralis Ltd., a Delaware corporation (the "Issuer"). Except as amended and supplemented hereby, SkyePharma's Statement on Schedule 13D as heretofore amended and supplemented remains in full force and effect.


Item 4. Purpose of the Transaction.
        ---------------------------

         Item 4 is hereby amended to read as follows:

         The purpose of the transaction was an investment by SkyePharma in Astralis. SkyePharma is continuously evaluating the business and business prospects of the Issuer, and its present and future interests in, and intentions with respect to the Issuer and at any time may decide to purchase any additional shares or to dispose of any or all of the shares of Common Stock or Warrants currently owned by it.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Item 5 is hereby amended to read as follows:

         On January 20, 2004, in accordance with the terms of the Omnibus Conversion Agreement between SkyePharma and the Issuer, dated as of January 12, 2004 (the "Conversion Agreement"), SkyePharma converted its 2,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share ("Convertible Preferred Stock"), into 25,000,000 shares of Common Stock at a conversion price of $0.80 per share. The conversion price was adjusted in accordance with the terms of the Conversion Agreement pursuant to a resolution passed by the Board of Directors of the Issuer on December 18, 2003.

         SkyePharma beneficially owns 25,200,000 shares of Common Stock and Warrants expiring November 13, 2006 to purchase 20,000 shares of Common Stock at $4.00 per share (the "Warrants"), or 35.7% of the 70,718,153 shares that would be outstanding if SkyePharma exercised its Warrants (based upon 70,698,153 shares of Common Stock as reported to be outstanding by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on January 21, 2004).

         Pursuant to the Stockholders Agreement, dated as of December 10, 2001, among SkyePharma, the Issuer and the other stockholders listed therein (the "Stockholders Agreement"), as amended on January 20, 2004 as described in Item 6, each stockholder agreed to vote its Common Stock and take other action necessary to elect directors and other matters as provided therein. The other stockholders include Jose Antonio O'Daly ("Mr. O'Daly"), beneficial owner of 13,640,000 shares of Common Stock representing approximately 19.3% of the outstanding Common Stock, Mike Ajnsztajn ("Mr. Ajnsztajn"), beneficial owner of 8,680,000 shares of Common Stock representing approximately 12.3% of the outstanding Common Stock, Gaston Liebhaber ("Mr. Liebhaber"), the beneficial owner of 2,480,000 shares of Common Stock representing approximately 3.5% of the outstanding Common Stock and Gina Tedesco ("Ms. Tedesco"). Ms. Tedesco does not own any shares of Common Stock in her name, and her husband, Mr. Ajnsztajn, owns 8,680,000 shares of Common Stock as described above. SkyePharma has sole power to dispose of the Common Stock owned by it and, by virtue of the Stockholders Agreement as amended, may be deemed to have shared power to vote the Common Stock owned by it. SkyePharma disclaims beneficial ownership of the 24,800,000 shares of Common Stock owned by Mr. O'Daly, Mr. Ajnsztajn, Mr. Liebhaber and Ms. Tedesco, each of whom has shared power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock beneficially owned by him or her, if any.

         Mr. O'Daly, a citizen of Venezuela, is the Chairman of the Board and the President of Research and Development of Astralis. Mr. Ajnsztajn, a citizen of Brazil and the United States of America, is the President and a Director of Astralis. Mr. Liebhaber, a citizen of Brazil, is the Senior Vice-President and a Director of Astralis. Ms. Tedesco, a citizen of the United States, is the Chief Financial Officer and a Director of Astralis. The business address for Messrs. O'Daly, Ajnsztajn and Liebhaber and Ms. Tedesco is c/o Astralis Ltd., 75 Passaic Avenue, Fairfield, NJ 07004, U.S.A.

         To the knowledge of SkyePharma, none of Mr. O'Daly, Mr. Ajnsztajn, Mr. Liebhaber or Ms. Tedesco during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         No person other than SkyePharma has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, its Common Stock or Warrants.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------------

         Item 6 is supplemented to include the following:

         Pursuant to the terms of the Conversion Agreement, SkyePharma has entered into a Call Option Agreement with the Issuer, dated as of January 20, 2004 (the "Call Option Agreement"). Under the terms of the Call Option Agreement, upon the Issuer's completion of the dosing period and follow-up period for the treatment of no fewer than 80 persons in Phase II clinical trials for the Issuer's Psoraxine formula for the treatment of psoriasis (or, if later, July 21, 2004), the Issuer would obtain the right to repurchase some or all of 12,500,000 shares of Common Stock from SkyePharma in increments of 2,500,000 shares at a price of $0.80 per share plus an amount equal to 30% per annum from the date of the Call Option Agreement accruing at a non-compounding rate on a quarterly basis, for a period of three years ending on January 20, 2007. If the call option is exercised prior to the second anniversary of the Call Option Agreement, the price per share would be equal to the price which would be payable on the second anniversary of the Call Option Agreement (i.e., $1.28 per share).

         Pursuant to the terms of the Conversion Agreement, SkyePharma, the Issuer and other stockholders listed above entered into an amendment to the Stockholders Agreement, which amends the Stockholders Agreement to expire on the later of (i) three years after the date of such transaction or (ii) the date on which SkyePharma no longer beneficially owns 20% of the outstanding Common Stock. The amended Stockholders Agreement requires the parties to it to agree to vote all shares held by such parties, for a period of three years, for one director designated by Mr. O'Daly, one director designated by Mr. Ajnsztajn, one director designated by Mr. Liebhaber and one director designated by Gina Tedesco, and, for the duration of the Stockholders Agreement, for one director designated by SkyePharma and two independent directors. In addition, additional parties may be added to the Stockholders Agreement. Further, SkyePharma is required for a period of three years to vote its shares of Common Stock in favor of certain enumerated transactions, where those transactions have been approved by the Board and all of the independent directors.

Item 7.   Material to be filed as Exhibits.
          ---------------------------------


          Exhibit 1 Omnibus Conversion Agreement, between the Issuer and SkyePharma, dated as of January 12, 2004, incorporated by reference to Exhibit 1 to Amendment No. 8 to the
                        Schedule 13D filed by SkyePharma with the Commission on January 15, 2004.

          Exhibit 2 Call Option Agreement, between the Issuer and SkyePharma, dated as of January 20, 2004.

          Exhibit 3 Stockholders Agreement, dated as of December 10, 2001, among the Issuer, SkyePharma and the parties listed in Annex A thereto, incorporated by reference to Exhibit
                        10.1 of the Current Report on Form 8-K of the Issuer, filed by the Issuer on December 14, 2001 (File Number 000-30997).

          Exhibit 4 Amendment No. 1 to Stockholders Agreement, between the Issuer, SkyePharma and the other parties listed in Annex A thereto, dated as of January 20, 2004.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2004

                                      SKYEPHARMA PLC


                                      By: /s/ DONALD NICHOLSON
                                          -----------------------------
                                          Donald Nicholson
                                          Chief Financial Officer